September 2014
Pricing Sheet dated September 17, 2014 relating to
Preliminary Terms No. 206 dated September 16, 2014
Registration Statement No. 333-177923
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due September 22, 2015

Based on the Performance of the Common Stock of Twitter, Inc.

Principal at Risk Securities

PRICING TERMS — September 17, 2014
Issuer:		JPMorgan Chase & Co.
Underlying stock:		Common stock of Twitter, Inc.
Aggregate principal amount:		$2,000,000
Early redemption:		If, on any determination date (other than the final determination date), the closing price of the underlying stock is greater than or equal to the initial stock price, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date. No further payments will be made on the securities once they have been redeemed.
Early redemption payment:		The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent monthly payment with respect to the related determination date.
Contingent monthly payment:

•  If, on any determination date, the closing price or the final stock price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent monthly payment of $0.1233 (1.2333% of the stated principal amount) per security on the related contingent payment date.

•  If, on any determination date, the closing price or the final stock price, as applicable, is less than the downside threshold level, no contingent monthly payment will be made with respect to that determination date.

Determination dates:		October 17, 2014, November 17, 2014, December 17, 2014, January 20, 2015, February 17, 2015, March 17, 2015, April 17, 2015, May 18, 2015, June 17, 2015, July 17, 2015, August 17, 2015 and September 17, 2015, subject to postponement for non-trading days and certain market disruption events. We also refer to September 17, 2015 as the final determination date.
Contingent payment dates:		With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent monthly payment, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	• If the final stock price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent monthly payment with respect to the final determination date
	• If the final stock price is less than the downside threshold level:	(i) the cash value or (ii) at our option, a number of shares of the underlying stock equal to the exchange ratio as of the final determination date
Cash value:		The amount in cash equal to the product of (a) $10 divided by the initial stock price and (b) the closing price of one share of the underlying stock on the final determination date, subject to adjustment in the event of certain corporate events affecting the underlying stock
Exchange ratio:		0.19724, which is the stated principal amount divided by the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:		$30.42, which is equal to 60% of the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Initial stock price:		$50.70, which was the closing price of the underlying stock on the pricing date divided by the adjustment factor
Final stock price:		The closing price of the underlying stock on the final determination date
Adjustment factor:		1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Stated principal amount:		$10 per security
Issue price:		$10 per security (see “Commissions and issue price” below)
Pricing date:		September 17, 2014
Original issue date (settlement date):		September 22, 2014
Maturity date:		September 22, 2015, subject to postponement in the event of certain market disruption events and as described under “Description of Securities — Payment at Maturity” in the accompanying product supplement no. MS-4-I
CUSIP/ISIN:		481246254 / US4812462541
Listing:		The securities will not be listed on any securities exchange.
Agent:		J.P. Morgan Securities LLC (“JPMS”)

Commissions and issue price:	Price to public(1)	Fees and commissions	Proceeds to issuer
Per security	$10.00	$0.015(2)	$9.96
		$0.025(3)
Total	$2,000,000.00	$8,000.00	$1,992,000.00
(1)	See “Additional Information about the Securities — Use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the securities.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.015 per $10 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Underwriting (Conflicts of Interest)” beginning on page PS-63 of the accompanying product supplement no. MS-4-I.
(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.025 for each $10 stated principal amount security

The estimated value of the securities on the pricing date as determined by JPMS was $9.794 per $10 stated principal amount security. See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement no. MS-4-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Securities” in the accompanying preliminary terms.

Preliminary terms no. 206 dated September  16, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214006936/e60554fwp.htm

Product supplement no. MS-4-I dated December  27, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211008357/e46666_424b2.pdf

Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.